Exhibit 99.1

INFORMATION ON ANNUAL FINANCIAL STATEMENTS

Paris (France), Cambridge (Massachusetts, USA), April 29, 2026 – 11:00 p.m, CET – Biophytis SA (Euronext Growth Paris: ALBPS) (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in the development of treatments for age-related diseases, announces the postponement of the publication of its annual financial statements for the year ended December 31, 2025. Due to the €2.015 million refinancing transaction (announced in the press release dated March 11, 2026), the Company had to focus its efforts on discussions and negotiations related to this refinancing.

Given the mobilization of its teams on the refinancing transaction, the Company considers it necessary to have additional time to finalize its closing work and its review by the statutory auditors, under appropriate conditions of quality, reliability, and compliance with applicable regulatory requirements.

In this context, the Company is not in a position to meet the legal deadline for the publication of the annual financial statements for the 2025 fiscal year, set for April 30, 2026. Biophytis is making every effort to finalize and publish its financial statements by the end of May 2026.

* * *

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada : nizar.berrada@taddeo.fr - +33 6 38 31 90 50

Page 1 sur 1